

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2022

Mike Logozzo
Chief Financial Officer
ReAlpha Asset Management, Inc.
6515 Longshore Loop, Suite 100
Dublin, OH 43017

      Re: ReAlpha Asset Management, Inc.
          Offering Statement on Form 1-A
          Post-qualification Amendment No. 1
          Filed May 31, 2022
          File No. 024-11523

Dear Mr. Logozzo:

      We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment to Offering Statement on Form 1-A

Legal Proceedings
Massachusetts Consent Order, page 41

1.   Please revise your disclosure to include a description of the acts or practices that Massachusetts found violated the Massachusetts Uniform Securities Act and disclose whether you are in compliance with the consent order. Also include risk factor disclosure regarding the rescission and monetary damages you were required to pay from the Massachusetts consent order and any potential damages that you may be required to pay in the future for acts that may violate other state securities laws.

2.   We note your disclosure that to comply with the terms of the consent order you were obligated to make a rescission offer to 14 Massachusetts investors that purchased your shares in the offering and that these investors had until May 29, 2022 to respond and

Mike Logozzo
ReAlpha Asset Management, Inc.
June 21, 2022
Page 2

accept the rescission offer. Please describe the status of the rescission offer and the amount paid in connection with the offer. Also disclose the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available for the rescission offer. If the rescission offer was conducted under an exemption from registration, please also provide appropriate disclosure as required by Item 6 of Part I of Form 1-A.

General

3.   Please file an updated auditor consent dated within 30 days of the filing as an exhibit.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Austin Wood at 202-551-5586 or Brigitte Lippmann at 202-551-3713 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Molly Brown, Esq.